Apps Genius Corp.
157 Broad Street, Suite 109C
Red Bank, New Jersey 07701

February 8, 2012

VIA EDGAR
Ms. Barbara Jacobs
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Apps Genius Corp.
        Amendment to Registration Statement on Form S-1 (the “Registration Statement”)
        Filed January 23, 2012
        File No. 333-175673

Dear Ms. Jacobs:

We are in receipt of your oral comment provided by Ryan Houseal communicated by telephone on February 6, 2012 regarding the above referenced filing. As requested, we have filed an amended Registration Statement on Form S-1 addressing this oral comment and provided the following response to the comment raised by the Staff.  For your convenience, the matter is listed below, followed by the Company’s responses:

1.	Please file as an exhibit all the promissory notes that were issued by the Company to Adam Kotkin, our Chief Executive Officer.

RESPONSE: We have amended the Registration Statement to attach the promissory notes issued to Adam Kotkin as exhibits 10.8 and 10.9.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Adam Kotkin
Adam Kotkin
Chief Executive Officer
and Executive Director